RECEIVED
2006 AUG 18 P 2:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GUS

Ref: adr110806

11 August 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

06016143

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
AUG 23 2006
THOMSON
FINANCIAL

dlw 8/22

SCHEDULE OF DOCUMENTS ISSUED
14 JULY 2006 TO 11 AUGUST 2006

COMPANIES HOUSE FILINGS		
31 July 2006	-	Forms 88(2) re allotment of shares
11 August 2006	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
19 July 2006	-	Annual General Meeting
21 July 2006	-	Holdings in Company
21 July 2006	-	Director/PDMR Shareholding
27 July 2006	-	Demerger of ARG and Experian
28 July 2006	-	Holdings in Company
31 July 2006	-	2013 Bond Update
3 August 2006	-	Director/PDMR Shareholding
4 August 2006	-	Invitation Memorandum
9 August 2006	-	Director/PDMR Shareholding

Ref: chcorres.pgc.roc88(2)s

RECEIVED
2006 AUG 18 P 2:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

31 July 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,157		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited Part ID: 142CN Designation: ESOS Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 5,157
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 5,157

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 31 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/RW/9710 Tel: 0870 836 4064

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,053	6,800	6,810
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.0920	£8.5850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 23,663
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 23,663

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ________________ **Date** 31 JULY 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/ JW/9745 Tel: 0870 836 4064

DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	12,126		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	384p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mrs Janet Barlow	Class of shares allotted	Number allotted
Address	88 Manchester Road, Heywood, Lancashire.	Ordinary	351
UK Postcode	OL10 2PN		
Name	Mr Christopher Karl Cartwright	Class of shares allotted	Number allotted
Address	17 Lansdowne Avenue, Castleford, West Yorkshire.	Ordinary	351
UK Postcode	WF10 4DA		
Name	Mr Allan Johnson	Class of shares allotted	Number allotted
Address	65 Morr Road, Papplewick, Nottingham, Nottinghamshire.	Ordinary	4,394
UK Postcode	NG15 8EN		
Name	Mrs Jayshree Patel	Class of shares allotted	Number allotted
Address	216 Asthill Lodge Road, Beaumont Leys, Leicester, Leicestershire.	Ordinary	2,636
UK Postcode	LE4 1BA		
Name	Mrs Carole Jane Robinson	Class of shares allotted	Number allotted
Address	255 Hykeham Road, Lincoln, Lincolnshire.	Ordinary	4,394
UK Postcode	LN6 8AR		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ **Date** 31 JULY 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,589		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.755		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,589
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 4,589

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 31 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RW/9784 Tel: 01903 833874
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	17	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,441		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	3,087
Name Mr Martin Turner Address 54 Belle Baulk, Towcester, Northants UK Postcode NN12 6YE	Ordinary	700
Name Mrs Penelope Turner Address 54 Belle Baulk, Towcester, Northants UK Postcode NN12 6YE	Ordinary	654
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**4,441**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 31 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/9837 Tel: 0870 836 4064
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
17	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary
Number allotted	19049
Nominal value of each share	29.75p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Address – PLEASE FIND ON ATTACHED ALLOTMENT SCHEDULE	ORDINARY	19049

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 31 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.	Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
	Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
	DX number DX exchange

Exercise Schedule

Name	Address 1	Address 2	Address 4	Shares To Exercise
Exercise & Keep				
S A Ma Angeles	Torrente Can Mariner	1-2 Barcelona 08031	Spain	307
C G Carreno	Beato Almato 33 AT 2	Barcelona 08023	Spain	307
M R Casado	Nuria 29 1-1	Sta Coloma 08923	Spain	245
M S Civit	Calle Onze de Septembre no18 1-3a	08520 Les Franquesses Del Valles	Barcelona Spain	368
J V Cozar	C/Estudiante No 10-12 4 3a	Barcelona 08016	Spain	307
J C V Creus	Fomento 5-1	Cerdanyola 08290	Spain	614
P N De Rafael	Els Cirerers URB Can	Galvany Vallromanes 08188	Spain	184
A M C Duenas	Avda Iglesia 5 2 3a	08107 Martorelles Barcelona	Spain	147
I M M Garcia	Ronda Ocho De Marzo 28 Bajos	08390 Mongtgat Barcelona	Spain	184
M C Folch Garcia	Rocafort 48 2-4	Barcelona 08015	Spain	1536
J E Gomez	Nuria 29 1-1	Sta Coloma 08923	Spain	307
M S Gonzalez	Calle Montana 20 3-1	08026 Barcelona	Spain	184
J M Banez	Molino 56 3-1	Esplugues 08950	Spain	307
F P Iserte	Calle Onze de Setembre no 18 1-3a	08520 Les Franquesses del Valles	Barcelona Spain	368
M Luna Lopez	Calle Font No 34 SA 2	08905 Barcelona L'Hospitalet	Spain	307
M O Lopez	Fabra Y Puig	435 1-4 Barcelona 08031	Spain	147
M G Marrodan	Ronda 8 De Marzo No 28	Montgat 08390 Barcelona	Spain	614
A M Martinez	Josep Pla 188 3-4	Barcelona 08020	Spain	221
M C Martinez	Avenir 22 2-2	Barcelona 08021	Spain	737
F M Meregalli	Concilio de Trento	13 4 3 ESC 6 Barcelona 08018	Spain	245
M P Monge	Torres I Bages 26-28 1 1 ESC A	Cerdanyola Del Valles 08290	Spain	614
J M Nieto	Emancipacio 24 3 1	Barcelona 08022	Spain	922
O L Paradela	Taulat 191 2-2	Barcelona 08005	Spain	614
C R Paredes	Escolapio Cancer 49	Casa Barcelona 08033	Spain	184
M Pineda	Goethe 2-D	Malaga	Spain	368
M R M Puga	Paseo - Mare De Deu Del Coll 53 3-A	08023 Barcelona	Spain	1229
M M Roa	San Bartolome 24	Barcelona 08913	Spain	307
C De Haro Rodriguez	Gayarre No52 1-2	Barcelona 08014	Spain	737
L M D Rodriguez	URB Los Matizales Parcel	L Nav Del Marq Avila 05230	Spain	1229
R P Rodriguez	Avda Sivatte no16	Barcelona 08033	Spain	1229
A E Romero	Nuria 29 1-1	Sta Coloma 08923	Spain	184
J A P Rubio	Virgen De La Merced	69 3-3 Esplugas 08950	Spain	368
F A Rueda	Vereda De Ganapanes	29 Madrid 28035	Spain	1229
J B Sanchez	Arquitecte Pvig-Boaoa A	Palav-Solita Plegamans 08187	Spain	602
C C Silva	Calle Muntaner 189 4 3a	08036 Barcelona	Spain	1229
M R Martinez	Pasaje Nogues 2-4 Pral 1A	08025 Barcelona	Spain	368
				19049

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	19	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,106		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 8,106
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 8,106

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/9872	Tel: 0870 836 4064
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	20	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,142	186	6,324
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed ________________________ **Date** 31 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	20	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	700	458	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	885
UK Postcode	EC2R 7AN		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	7,925
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**8,810**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 31 July 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 31 July 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MR	IAN DAVID	BLOUNT	376 SAFFRON LANE	LEICESTER	LEICESTERSHIRE		LE2 6SB	703
MR	KEVIN	BROWN	268 PADNALL ROAD	CHADWELL HEATH	ROMFORD	ESSEX	RM6 5EL	56
MISS	JACQUELINE LOUIS	BURNETT	CRAIG GOWAN	237 VICTORIA ROAD	ABERDEEN		AB11 9NZ	163
MRS	LYNN	CAMPBELL	13 PURDY ROAD	NEWPORT	ISLE OF WIGHT		PO30 5SU	186
MISS	FRANCES ANN	COLLINS	3 CLYDESDALE CLOSE	TURNFORD	BROXBOURNE	HERTFORDSHIRE	EN10 6BP	1,133
MR	ALAN	DENNY	5 WESTLEAS	HORLEY	SURREY		RH6 8AF	1,771
MR	MARK	HUGHES	12 FITZGERALD PARK	SEAFORD	EAST SUSSEX		BN25 1AX	179
MR	MARK	HUGHES	12 FITZGERALD PARK	SEAFORD	EAST SUSSEX		BN25 1AX	240
MRS	ANNETTE	KENRICK	20 SHELLEY ROAD	WIDNES	CHESHIRE		WA8 7DE	354
~~MR~~	~~KIRTESH~~	~~PATEL~~	~~141 GREEN LANE ROAD~~	~~LEICESTER~~	~~LEICESTERSHIRE~~		~~LE5 3TQ~~	~~354~~
MR	KIRTESH	PATEL	141 GREEN LANE ROAD	LEICESTER	LEICESTERSHIRE		LE5 3TQ	218
MRS	THERESA MARY	SEAL	63 BEEHIVE LANE	WELWYN GARDEN CITY	HERTFORDSIRE		AL7 4BJ	358
MR	JAMES STUART	SIMPSON	49 HAMPDEN CLOSE	YATE	BRISTOL	AVON	BS37 5UP	439
MR	MALCOLM	UNWIN	OAKLANDS	16 BROBURY CROFT	SOLIHULL	WEST MIDLANDS	B91 1HQ	1,771
								7,925

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	147		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	~~£9.082~~ £8.211		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited A/C SSB1 Part ID 30XMH Address Citigroup Centre, Canada Square, Canary Wharf London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 147
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 147

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 3 July 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/ HA/9901	Tel: 0870 836 4064
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,418		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 4,418
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,418**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 31 JULY 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXECAL/9908 Tel: 0870 836 4064
DX number DX exchange

82 5017

RECEIVED

2006 AUG 18 P 2 09

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Ref: chcorres.pgc.roc88(2)s

11 August 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	13	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,618	14,836	14,822
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.0920	£8.5850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 34,276
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 34,276

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/ JW/9745	Tel: 0870 836 4064
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFP083

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	13	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	Ordinary
Number allotted	2056	914	568	148
Nominal value of each share	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p	~~29.75p~~ 29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.23	£5.08	£6.48	£6.87

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Name - Address – Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	Class of shares Allotted	Number allotted
	ORDINARY	3686

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ______________ **Date** 11 August 2000

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064	
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035	
DX number	DX exchange

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	14,560		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£8.5850		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 14,560
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **14,560**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 11 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/9950 Tel: 0870 836 4064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	25	07	2006	26	07	2006

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	23,652	2,906	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.5850	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 26,558
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 26,558

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 1. August 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JW/10011 Tel: 0870 836 4064
DX number DX exchange

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	26	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,270	233	438
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	523p	508p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________________ **Date** 11 August 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,201	98	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648p	687p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	7,240
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**7,240**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 11 August 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 11 August 2006

Title	Forename(s)	Surname	Address					Shares Allotted
MISS	LINDSEY ANN	BANNISTER	59 SWAN DRIVE	DROITWICH	WORCESTERSHIRE		WR9 8WA	233
MRS	AVRIL	BRITTON	9 HUNTSWOOD	ASHFORD	KENT		TN23 4XN	17
MR	MICHAEL PAUL	BUTCHER	13 ONCHAN DRIVE	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 1DB	351
MS	TRACEY MICHELE	CARMEN	3 SHIREBROOKE CLOSE	NOTTINGHAM	NOTTINGHAMSHIRE		NG6 0JZ	3,515
MRS	LINDA	HALL	56 MELTON AVENUE	RAWCLIFFE LANE	YORK	NORTH YORKSHIRE	YO30 5QG	351
MRS	SHARON JUSTINE	HILL	102 ACANTHUS ROAD	STONEYCROFT	LIVERPOOL	MERSEYSIDE	L13 3DZ	175
MR	RP	JONES	4 BENTON ROAD	NEWBURY PARK	ILFORD	ESSEX	IG1 4AT	878
MR	RICHARD	MARKEE-HICKS	8 TEMPLE ROAD	CROYDON	SURREY		CR0 1HT	172
MRS	SUSAN	MCMENAMY	11 RANDLE AVENUE	RAINFORD	ST HELENS	MERSEYSIDE	WA11 8SQ	163
MISS	MICHELLE	SCOTT	36 NEW WELLINGTON CLOSE	BLACKBURN	LANCASHIRE		BB2 4HJ	207
MRS	KALPA	SHAH	LINK HOUSE	93 LINK LANE	WALLINGTON	SURREY	SM6 9DY	266
MRS	SANDRA ANN ROSE	SKINNER	40 OBSERVATORY WALK	REDHILL	SURREY		RH1 1HL	17
MR	SIMON ASHLEY	SMALL	6 ROWLEY CLOSE	EDINGALE	STAFFORDSHIRE		B79 9LN	895
								7,240

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	59,076		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	44,652
Name Mr Ben Idun Address Hillview, Townsend, Barford St Michael, Oxfordshire UK Postcode OX15 0RE	Ordinary	3,737
Name Ms Susannah Idun Address Hillview, Townsend, Barford St Michael, Oxfordshire UK Postcode OX15 0RE	Ordinary	1,416
Name Mr Paul Randall Address Chateau Perigord II, Apt 104, Bloc F, 6 Lacets Saint Leon, 98000, Manaco UK Postcode	Ordinary	9,271
Name Address UK Postcode	**TOTAL**	59,076

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11 August 2006

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / ~~receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/ JW/10024 Tel: 0870 836 4064

DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,395	3,811	7,664
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	£8.0920

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 15,870
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **15,870**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ **Date** 11 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RO/10056 Tel: 0870 836 4064
DX number DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	21,037	28,085	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 49,122
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **49,122**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 11 August 2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/AL/10077	Tel: 0870 836 4064
DX number	DX exchange

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,138		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	3,138
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,138
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________________ **Date** 11 August 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JW/10133 Tel: 0870 836 4064
DX number DX exchange

CHFPO83

Return of Allotment of Shares

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,127	3,658	1,767
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.0920	£8.5850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 7,552
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 7,552

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 11 August 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/ JW/10110 Tel: 0870 836 4064
DX number DX exchange

Exemption number 82-5017

GUS plc news

GUS plc Annual General Meeting

19/07/2006

At the GUS plc Annual General Meeting taking place today, the Chairman Sir Victor Blank will confirm that the demerger process is on track for completion in October and that a Circular convening an Extraordinary General Meeting to approve the demerger is expected to be sent to shareholders shortly.

In line with the normal practice of GUS, the results of the votes of the Annual General Meeting will be published later today.

Exemption number 82-5017

REG-GUS PLC Holding(s) in Company Released: 21/07/2006

RNS Number:5525G
GUS PLC
21 July 2006

GUS PLC Holding(s) in Company

GUS PLC
21 July 2006
GUS plc

HOLDINGS IN COMPANY

GUS plc ("GUS") has received a notification from Barclays PLC ("Barclays"), pursuant to Sections 198 to 202 of the Companies Act 1985, advising that, as at 10 July 2006, through fifteen legal entities named in the notification, Barclays now has a notifiable interest in 26,641,881 ordinary shares in GUS (representing 3.08% of the issued ordinary share capital of GUS excluding treasury shares). The notification was dated 11 July 2006 and received on 20 July 2006.

Exemption number 82-5017

REG - GUS PLC Director/PDMR Shareholding
RNS Number:
GUS PLC
21 July 2006

GUS plc
"(THE COMPANY")

GUS plc has received notifications of the following purchases of Ordinary shares of 29 3/43 pence in the Company made by directors on 20 July 2006 on the London Stock Exchange at a price of £9.89 per share. These notifications were received by the Company on 20 July 2006 and were made in accordance with DR 3.1.4R(1)(b).

Name of director	Number of Ordinary shares purchased	Number of Ordinary shares now held	% of issued Ordinary shares* Purchased	Now held
Sir Victor Blank	18,000	231,374	Nil	0.03%
John Coombe	4,000	16,469	Nil	Nil
Andy Hornby	2,500	9,311	Nil	Nil
Frank Newman	2,500	11,100	Nil	Nil
Sir Alan Rudge	2,500	13,585	Nil	Nil
Oliver Stocken	4,000	39,021	Nil	Nil

* excluding Treasury shares

Note - the number of Ordinary shares now held by Sir Victor Blank includes an unchanged non-beneficial interest of 2,580 Ordinary shares. All the other purchases and holdings shown above are beneficial.

Exemption number 82-5017

GUS plc news

Demerger of ARG and Experian

27/07/2006

NOT FOR DISTRIBUTION IN OR INTO CANADA, AUSTRALIA OR JAPAN

GUS plc, the retail and business services group, announces that it has commenced posting documents to its shareholders proposing the demerger and public listing of its two remaining businesses, Argos Retail Group (ARG) and Experian.

Subject, inter alia, to shareholder approval, the demerger will result in GUS shareholders receiving one share in each of ARG and Experian for every GUS share they hold. Immediately following the demerger, it is expected that Experian will issue further shares to raise new capital of approximately £800m.

The expected timetable to achieve this is as below:

Tuesday 29 August 2006 EGM to seek shareholder approval for the demerger
Thursday 14 September 2006 Approximate date of publication of ARG and Experian prospectuses
Friday 6 October 2006* Suspension of listing of, and dealings in, GUS shares at 4.30pm
Tuesday 10 October 2006 Demerger becomes effective
Wednesday 11 October 2006 Shares in ARG and Experian commence trading at 8am

* See notes to editors

Sir Victor Blank, Chairman of GUS, commented:
"Today's announcement sets out the timetable for the demerger of ARG and Experian. We believe this demerger will create further value for our shareholders by enabling them to invest directly in ARG and Experian, both of which have clear strategies for growth."

Enquiries
GUS
John Peace Group Chief Executive 020 7495 0070
David Tyler Group Finance Director
Fay Dodds Director of Investor Relations

Finsbury
Rupert Younger 020 7251 3801
Rollo Head

Notes to Editors

Under the proposals, GUS shareholders on the register at 4.30 p.m. on Friday 6 October 2006 will receive one ARG share and one Experian share in exchange for each GUS share they hold at that time. Holders of GUS ADRs will be entitled to receive one Experian ADR and the net proceeds of sale of their pro rata entitlement to ARG shares. The suspension of listing of and dealings in GUS shares is expected to take place at 4.30 p.m. on Friday 6 October 2006.

Application will be made to the FSA for the ARG shares and the Experian shares to be admitted to the Official List and will be made to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange ("Admission"). Dealings in

ARG and Experian shares are expected to commence at 8.00 a.m. on Wednesday 11 October 2006.

Application will be made to the London Stock Exchange to permit when issued dealings in ARG and Experian from 8.00am on 9 October until Admission. If the demerger does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

The GUS Board currently expects the Experian Offer to raise approximately £800m. The Experian Offer will comprise a pre-emptive offer to existing GUS shareholders (excluding certain overseas shareholders, provided that overseas institutional shareholders will be eligible to participate where permitted) on a pro rata basis and a non pre-emptive offer of up to 5% of Experian Group's share capital to institutional investors.

The demerger is conditional, inter alia, upon the approval of the resolutions by a meeting of GUS shareholders convened by court order (the "Court Meeting") to be held at 10.30 a.m. (London Time) on Tuesday 29 August 2006 and on GUS shareholder approval at an Extraordinary General Meeting ("EGM") to be held at 10.45 a.m. (London Time) on Tuesday 29 August 2006 (togethber the "Shareholder Meetings").
The information in this summary should be read in conjunction with the full text of the attached announcement. This press release has been prepared by and is the sole responsibility of GUS.

Copies of the circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, London E14 5HS.

This announcement is not an offer of securities for sale in the United States or in any other jurisdiction.

None of the securities mentioned herein are being registered under the US Securities Act of 1933. Securities may not be offered or sold in the United States absent registration or an exemption from registration. No public offering of securities is being made in the United States.

The financial information concerning GUS, ARG and Experian contained in this announcement does not amount to statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward looking statements.

Exemption number 82-5017

RNS announcements

REG-GUS PLC Holding(s) in Company Released: 28/07/2006

RNS Number:8959G
GUS PLC
28 July 2006

GUS plc

Holdings in Company

GUS plc ("GUS") has today received a notification from Legal & General Investment Management Limited ("LGIML") advising that LGIML now holds 35,633,843 ordinary shares in GUS (representing 4.11% of the issued ordinary share capital of GUS excluding Treasury shares). The notification was issued pursuant to Sections 198 to 202 of the Companies Act 1985 and was dated 27 July 2006.

Exemption number 82-5017

RNS announcements

REG-GUS PLC 2013 Bond Update Released: 31/07/2006

RNS Number:9758G
GUS PLC
31 July 2006

For immediate release
31 July 2006

GUS plc
£350,000,000 5.625% notes due 2013

GUS announces that it intends to make a tender offer for the above bonds at a price of par plus accrued interest. Full details will be announced in due course.

This offer follows the announcement on 27 July 2006 concerning the timetable for the proposed demerger of Argos Retail Group and Experian and the posting of documents to shareholders. The offer is intended to allow the exit from the Notes of noteholders who are concerned that the demerger may give rise to an event of default. GUS intends to fund any repayment by means of the bank facility which it has put in place for that purpose.

Enquiries

GUS		
David Tyler	Group Finance Director	020 7495 0070
Antony Barnes	Group Treasurer	
Finsbury		
Rollo Head		020 7251 3801

Exemption number 82-5017

GUS

Ref: PGC/ann030806execs

3 August 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	433214
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has been notified of the following transactions in its Ordinary shares by John Saunders (a person discharging managerial responsibilities):

a) Exercise of share options and subsequent sale

On 2 August 2006, Mr Saunders exercised options in respect of 48,852 Ordinary shares in the Company. These options were granted on 19 June 2003 at a price of 675.5p per share.

Following this exercise Mr Saunders immediately sold these shares on the London Stock Exchange at a price of 1,009.3322p per share.

b) Sale of shares

On 2 August 2006, Mr Saunders sold a further 18,785 Ordinary shares on the London Stock Exchange at a price of 1,002p per share.

Following these transactions, Mr Saunders held 85,133 Ordinary shares in the Company which represented 0.01% of its issued Ordinary share capital (excluding Treasury shares).

Notifications of these transactions were received by the Company on 2 August 2006 and were made in accordance with DR 3.1.4R(1)(a).

Name and signature of duly authorised officer:	
Paul Cooper	
Date of notification:	3 August 2006

Exemption number 82-5017

RNS announcements

REG-GUS PLC Invitation Memorandum Released: 04/08/2006

RNS Number:2502H
GUS PLC
04 August 2006

For immediate release
4 August 2006

GUS plc
£350,000,000 5.625% Notes due 2013
Invitation Memorandum

Following an announcement by GUS plc on 31 July 2006, the Company today provided an Invitation Memorandum to holders of its £350,000,000 5.625% Notes due 2013, inviting holders to offer to sell any or all of their Notes to the Company at a price of 100% of their principal amount plus accrued and unpaid interest up to, but excluding, the settlement date, which is currently expected to be Thursday 7 September 2006. The invitation will expire at 12.00 noon on Tuesday 5 September 2006.

David Tyler, Group Finance Director, commented:

"We are giving the Noteholders a choice. If they are truly concerned about a risk of default and want their money back, we will repay them promptly: they should either approach the Trustee or respond to our tender offer. We have a committed bank facility which we can use to repay the Notes, and none of our other debt would cross-default."

Noteholders are advised to refer to the Invitation Memorandum for the full terms and conditions of the invitation. Noteholders may obtain copies of the Invitation Memorandum from the Tender Agent, Lucid Issuer Services Limited at +44 20 7704 0880 or by email at gus@lucid-is.com. The Invitation Memorandum is also available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries
GUS
David Tyler Group Finance Director 020 7495 0070
Antony Barnes Group Treasurer

Finsbury
Rollo Head 020 7251 3801

Exemption number 82-5017

Ref: PGC/Ann090806CC

9 August 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	810863
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

<u>SEE ATTACHED ANNOUNCEMENT</u>

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

The Company has received notification that, as a result of a sale on 27 July 2006, Christopher Callero (a person discharging managerial responsibility) has ceased to have an interest in 40,633 ordinary shares in GUS plc. The sale of shares took place on the London Stock Exchange and Mr Callero, who is resident in the United States, received proceeds of $18.695 per share.

Notification of this transaction was received by the Company on 7 August 2006 and was made in accordance with DR 3.1.4R(1)(a).